Exhibit 99.1

GOLD FIELDS

MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

GOLD FIELDS APPOINTS PHILLIP MURNANE AS CFO

Johannesburg, 26 August 2024: The Board of Directors of Gold Fields Limited (JSE, NYSE: GFI) is pleased to announce the appointment of Phillip Murnane as the Chief Financial Officer (CFO) and an Executive Director of the Company.

Mr Murnane will be based at the Gold Fields Corporate Office in Johannesburg, South Africa. The Company is currently finalising his commencement date, which is expected to be in early 2025. The Company will update shareholders once this has been determined.

He will succeed Paul Schmidt, who served as CFO and Executive Director of the Company until 30 April 2024, and will take over from Alex Dall, the Interim CFO since Mr Schmidt's retirement.

Mr Murnane is a qualified accountant, with a sound operational finance background and over 20 years of experience in the resources sector, including as CFO at several companies. He obtained a Bachelor of Commerce and a Bachelor of Economics from the Australian National University, subsequently becoming a Member of the Institute of Chartered Accountants of Australia in 2003.

He began his career at Deloitte before embarking on an international career spanning four continents. He has held senior roles at Centrica, Glencore, Noble, Ferroglobe and lately at commodities brokers ED&F Man.

Gold Fields CEO Mike Fraser says: "I would like to welcome Phil to the Gold Fields team. We are delighted to have a seasoned executive of his talent joining Gold Fields as the CFO. We are also grateful to Alex for his leadership during his time as Interim CFO."

To ensure a seamless transition, Mr Dall will continue as Interim CFO until Mr Murnane's employment commences.

Ends

Investor Enquiries

Jongisa Magagula
Tel +27 11 562 9775
Mobile +27 67 419 9503
Email Jongisa.Magagula@goldfields.com

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
Email Thomas.Mengel@goldfields.com

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 82 260 9279
Email Sven.Lunsche@goldfields.com

Directors: YGH Suleman (Chair), MJ Fraser** (Chief Executive Officer), A Andani#, PJ Bacchus†, ZBM Bassa, MC Bitar@, TP Goodlace, SL McCrae^^, JE McGill^, SP Reid^, PG Sibiya, CAT Smit

South African unless stated, ^Australian, †British, ^^Canadian, @Chilean, #Ghanaian, ** Executive Director

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

1

2 About Gold Fields Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. We have total attributable annual gold-equivalent production of 2.30Moz, proved and probable gold Mineral Reserves of 46.1Moz, measured and indicated gold Mineral Resources of 31.1Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.2Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE). Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd